FILED PURSUANT TO RULE 424(B) (3)
                                                     REGISTRATION NO. 333-117929

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED SEPTEMBER 27, 2004)

                                    A21, INC.

                        52,943,129 Shares of Common Stock

         This prospectus supplement, dated July 12, 2005, supplements the prospectus dated September 27, 2004, as previously supplemented, of a21, Inc. relating to the resale by the selling shareholders of a21, Inc. of up to 52,943,129 shares of common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.

Recent Developments

         On June 24, 2005, we amended and restated our non-negotiable 12% promissory notes (the "Restated Notes") made to Vestal Venture Capital, Richard Neslund and Lewis C. Pell. The aggregate amount outstanding under the Restated Notes remained at $1,050,000.

         As of February 29, 2004, the note holders were issued non-negotiable 12% promissory notes (the "Original Notes"). The Original Notes matured on August 29, 2004 and were automatically extended thereafter. In connection with the Original Notes, the note holders received warrants to purchase in the aggregate 630,000 shares of our common stock at $0.45 per share (the "Original Warrants"). Because the Original Notes were outstanding as of August 29, 2004, from such date through February 28, 2005, the note holders also received bonus warrants to purchase an additional 315,000 shares in the aggregate of our common stock (50% of the shares of our common stock initially underlying the Original Warrants). For every month thereafter until the Original Notes were amended and restated, the note holders received bonus warrants to purchase an additional 105,000 shares in the aggregate of our common stock at $0.45 per share (equivalent to one-ninth of the then total shares underlying the Original Warrants). Upon the amendment and restatement of the Original Notes and issuing the Restated Warrants (as defined below), the holders surrendered their Original Notes and Original Warrants and all monthly bonus warrants.

         The Restated Notes mature July 15, 2006 (the "Maturity Date") and bear interest due quarterly commencing on September 30, 2005 at a rate of 12% per annum, which increases to 18% per annum after the Maturity Date. The Restated Notes include customary events of default, including our failure to pay any principal or interest when due, our insolvency or bankruptcy, or sale of substantially all of our assets. Upon the occurrence of an event of default, a Restated Note becomes due and payable at the written demand of the holder thereof.

         In connection with the issuance of the Restated Notes, the note holders received amended and restated warrants that expire February 28, 2009 (the "Restated Warrants"). An aggregate of 945,000 shares of our common stock (the "Restated Warrant Shares") may be purchased with the Restated Warrants at $0.225 per share (subject to adjustment from time to time), 630,000 of which shares are registered under the Securities Act pursuant to the registration statement that includes the prospectus and this prospectus supplement. The remaining shares were issued pursuant to a Securities Act exemption under Section 3(a)(9) thereof and are not being offered hereby. Upon any prepayment of the Restated Notes, a pro rata portion of the Restated Warrants will be cancelled. The aggregate number of Restated Warrant Shares shall not increase unless the Restated Notes remain outstanding after the Maturity Date, in which case bonus warrants will be issued each month to the holders of the Restated Warrants to purchase an aggregate of 39,375 of the Restated Warrant Shares until the Restated Notes are repaid in full. The exercise price of these bonus warrants shall be the lower of $0.225 per share or 50% of the average closing price of our common stock for the 20 consecutive trading days prior to and including July 15, 2006.

                              SELLING SHAREHOLDERS

         The following table is hereby supplemented to update information on selling shareholders previously listed in the table set forth under "Selling Shareholders " on page 24 of the prospectus. The table assumes that all warrants are exercised into shares of our common stock, that all such shares of common stock are sold pursuant to this offering and that no other shares of our common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering.


                                  OWNED BENEFICIALLY        SHARES AVAILABLE       OWNED BENEFICIALLY
                                PRIOR TO THIS OFFERING      PURSUANT TO THIS      AFTER THIS OFFERING
         SELLING SHAREHOLDER    SHARES           PERCENT       PROSPECTUS       SHARES           PERCENT
Vestal Venture Capital             720,000          1.8%              480,000    240,000             *
Richard Neslund                    135,000          *                  90,000     45,000             *
Lewis C. Pell                       90,000          *                  60,000     30,000             *

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*        less than 1%